UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 76564 / December 7, 2015

Admin. Proc. File No. 3-16778

In the Matter of

HIGH POINT TRANSPORT, INC.,
KOHLER CAPITAL III, CORPORATION,
MEGA GROUP, INC.,
MERCI, INC.,
OUR GLASS, INC., and
SYNTHETIC INDUSTRIES, LP

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by High Point Transport, Inc., Kohler Capital III, Corporation, Mega Group, Inc., Merci, Inc., Our Glass, Inc., or Synthetic Industries, LP, and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to High Point Transport, Inc., Kohler Capital III, Corporation, Mega Group, Inc., Merci, Inc., Our Glass, Inc., and Synthetic Industries, LP.[2] The order contained in that decision is hereby declared effective. The initial decision

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[1]   17 C.F.R. § 201.360(d).

[2]   *High Point Transp., Inc., Kohler Capital III, Corp., Mega Grp., Inc., Merci, Inc., Our Glass, Inc., and Synthetic Indus., LP,* Initial Decision Release No. 895 (Oct. 6, 2015), 112 SEC Docket 11, 2015 WL 5829618. The Central Index Key numbers are: 1409154 for High Point Transport, Inc.; 1231074 for Kohler Capital III, Corporation; 828942 for Mega Group, Inc.; 1112551 for Merci, Inc.; 1302365 for Our Glass, Inc.; and 901175 for Synthetic Industries, LP.

ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of High Point Transport, Inc., Kohler Capital III, Corporation, Mega Group, Inc., Merci, Inc., Our Glass, Inc., and Synthetic Industries, LP, are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 895
ADMINISTRATIVE PROCEEDING
File No. 3-16778

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of HIGH POINT TRANSPORT, INC., KOHLER CAPITAL III, CORPORATION, MEGA GROUP, INC., MERCI, INC., OUR GLASS, INC., and SYNTHETIC INDUSTRIES, LP	INITIAL DECISION OF DEFAULT October 6, 2015

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents due to their failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On September 2, 2015, the Commission issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and are delinquent in their periodic filings. Respondents were served with the OIP on September 8, 2015, and their Answers were due by September 21, 2015. *High Point Transp., Inc.*, Admin. Proc. Rulings Release No. 3151, 2015 SEC LEXIS 3841 (Sept. 22, 2015). Following Respondents' failures to timely file Answers, I ordered each Respondent to show cause by October 2, 2015, why the registration of its securities should not be revoked by default due to its failure to file an Answer or otherwise defend this proceeding. *Id.* To date, no Respondent has filed an Answer or responded to the show cause order.

FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

High Point Transport, Inc., Central Index Key (CIK) No. 1409154, is a dissolved Florida corporation located in Myakka City, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of $218,432 for the prior nine months. As of September 1, 2015, the company's common stock was not publicly quoted or traded.

Kohler Capital III, Corporation, CIK No. 1231074, is a dissolved Florida corporation located in Sheboygan, Wisconsin, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of $6,450 for the prior nine months. As of September 1, 2015, the company's common stock was not publicly quoted or traded.

Mega Group, Inc., CIK No. 828942, is a dissolved New York corporation located in Washington, D.C., with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of $456,221 for the prior nine months. As of September 1, 2015, the company's common stock was not publicly quoted or traded.

Merci, Inc., CIK No. 1112551, is a void Delaware corporation located in Naples, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2012, which reported a net loss of $1,839 for the prior three months. As of September 1, 2015, the company's common stock was not publicly quoted or traded.

Our Glass, Inc., CIK No. 1302365, is a revoked Nevada corporation located in Naples, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2012, which reported a net loss of $1,835 for the prior three months. As of September 1, 2015, the company's common stock was not publicly quoted or traded.

Synthetic Industries, LP, CIK No. 901175, is a cancelled and voided Delaware corporation located in Chickamauga, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended September 30, 1999. As of September 1, 2015, the units of limited partnership interest of the company were not publicly quoted or traded.

In addition to their repeated failures to timely file periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file periodic reports with the Commission. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents failed to timely file periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that each repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC

LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligations to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of High Point Transport, Inc., Kohler Capital III, Corporation, Mega Group, Inc., Merci, Inc., Our Glass, Inc., and Synthetic Industries, LP, are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A Respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Cameron Elliot
Administrative Law Judge